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MANNHEIN
MENLO PARK
[redacted] ICH
YORK
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E
FRANCISCO
APORE
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INTO
INGTON, D.C.

04010736

March 16, 2004

RECD S.E.C.
MAR 18 2004
1086

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

SUPPL

Air France
Information Pursuant to Rule 12g3-2(b)
File No. 82-5050

Dear Sir or Madam,

On behalf of Air France and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed a press release dated March 8, 2004, announcing Air France's traffic figures for February 2004.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

Linda A. Hesse

cc: Jean-Marc Bardy
Dominique Barbarin
Air France

PADOCS01/270587.5

Roissy, 8 March 2004

FEBRUARY 2004 TRAFFIC

- **5.2% increase in traffic**
- **Seat load factor at 72.3% (down 2.7 points)**

Passenger Operations

During February, traffic grew by 5.2% for a 9.1% increase in capacity. However, the leap year factor accounted for the equivalent of a 3.5-point increase. Air traffic controller strikes disrupted operations, particularly on the domestic network. The load factor dropped 2.7 points to 72.3%.

• Long-haul network

The long-haul network posted a 5.3% traffic growth for a 9.4% increase in capacity. The load factor came out at 76.9% (down 2.9 points).

- On North American routes, traffic increased by 3.0% and capacity by 14.1%. The load factor stood at 67.7% (down 7.2 points).
- The Latin American sector remained extremely buoyant, with a 1.6-point improvement in the load factor (86.5%) as traffic rose by 28.1% for a 25.7% increase in capacity.
- The Asian network posted a strong growth in traffic – up 12.5% in line with the 12.6% increase in capacity. The load factor remained stable at 79.9%.
- On the Caribbean/Indian Ocean network, capacity was slightly reduced by 0.7%, while traffic dropped 6.8%. Although down 5.3 points, the load factor remained at the high level of 81.3%. The same year-earlier period had benefited from a favourable competitive situation.
- On Africa/Middle East routes, the load factor gained 2.4 points reaching 74.0%, as traffic grew by 7.0% for a 3.5% increase in capacity.

• International medium-haul network

The international medium-haul network posted a 10.4% growth in traffic for a 12.8% increase in capacity. The load factor stood at 58.0% (down 1.3 points).

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr

Website : www.airfrance-finance.com

- **Domestic network**

On the domestic network, operations were disrupted over five days by the air traffic controllers' strike. Traffic declined by 2.3% for a 2.3% increase in capacity, resulting in a load factor of 62.7%, down 3.0 points.

Cargo operations

In February, cargo capacity grew by 17.0%, compared with February 2003 which had been notably impacted by calendar effects linked to the Chinese New Year. Traffic increased by 12.8% and the load factor stood at 65.4%, down 2.5 points.
Excluding the impact of statistical change*, capacity rose 15.8% and the load factor declined by 1.7 points.

Developments

After two years of virtually stable capacity, Air France's forthcoming summer schedule features a 9% increase in capacity compared with the effective summer schedule in 2003 and a 6% increase compared with the 2003 summer schedule originally planned.

- On the long-haul network, capacity will increase by 10% compared with the previous effective summer schedule. Asia benefits from the largest increase: up 34% compared with last year's effective summer schedule, impacted by the SARS epidemic. Compared to the initially planned 2003 schedule, capacity in this region will be up 10%: daily flights to Guangzhou and increased service to Vietnam.

- On the international medium-haul network, capacity will show moderate growth (up 2%). In contrast to some reduction in capacity in Northern and Southern Europe, Eastern Europe will benefit from substantial developments (capacity up 17%).

- On the domestic network, capacity will grow by nearly 7% with the continuation of measures implemented in winter 2003.

---

* The implementation of a change in the statistics referential from September has artificially boosted capacity growth and therefore artificially reduced the load factor.

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr
Website : www.airfrance-finance.com

STATISTICS

Passenger operations

February 2004 / February 2003	Capacity (ASK)		Traffic (RPK)		Load factor	
	million	%	million	%	%	change
Group long-haul	**7,863**	**+9.4%**	**6,049**	**+5.3%**	**76.9%**	**-2.9**
Americas	*2,971*	*+17.2%*	*2,174*	*+10.4%*	*73.2%*	*-4.5*
Asia	*1,798*	*+12.6%*	*1,437*	*+12.5%*	*79.9%*	*0.0*
Africa-Middle East	*1,099*	*+3.5%*	*813*	*+7.0%*	*74.0%*	*+2.4*
Caribbean-Indian Ocean	*2,015*	*-0.7%*	*1,639*	*-6.8%*	*81.3%*	*-5.3*
Group Europe	**1,747**	**+12.8%**	**1,014**	**+10.4%**	**58.0%**	**-1.3**
Air France	*1,523*	*+12.6%*	*891*	*+9.6%*	*58.5%*	*-1.6*
Regional subsidiaries	*224*	*+14.5%*	*124*	*+16.8%*	*55.2%*	*+1.1*
Group domestic	**1,138**	**+2.3%**	**713**	**-2.3%**	**62.7%**	**-3.0**
Air France	*948*	*+2.0%*	*615*	*-3.4%*	*64.9%*	*-3.6*
Regional subsidiaries	*190*	*+4.0%*	*98*	*+4.6%*	*51.5%*	*+0.3*
Total Group	**10,749**	**+9.1%**	**7,777**	**+5.2%**	**72.3%**	**-2.7**
Total Air France	*10,335*	*+9.1%*	*7,555*	*+5.0%*	*73.1%*	*-2.8*
Total regional subsidiaries	*414*	*+9.4%*	*222*	*+11.0%*	*53.5%*	*+0.8*

11 months to 29 February 2004	Capacity (ASK)		Traffic (RPK)		Load factor	
	million	%	million	%	%	change
Group long-haul	**88,856**	**+1.8%**	**70,772**	**+0.9%**	**79.6%**	**-0.7**
Americas	*36,336*	*+4.6%*	*29,549*	*+5.9%*	*81.3%*	*+1.0*
Asia	*18,433*	*-6.0%*	*14,425*	*-10.2%*	*78.3%*	*-3.7*
Africa-Middle East	*12,213*	*-4.7%*	*9,178*	*-3.4%*	*75.2%*	*+1.0*
Caribbean-Indian Ocean	*22,225*	*+8.3%*	*17,854*	*+5.3%*	*80.3%*	*-2.3*
Group Europe	**20,167**	**+6.1%**	**12,882**	**+4.0%**	**63.9%**	**-1.3**
Air France	*17,781*	*+6.2%*	*11,414*	*+3.7%*	*64.2%*	*-1.5*
Regional subsidiaries	*2,386*	*+5.5%*	*1,468*	*+6.5%*	*61.5%*	*+0.6*
Group domestic	**13,725**	**+0.3%**	**9,071**	**+1.7%**	**66.1%**	**+0.9**
Air France	*11,672*	*+0.2%*	*7,922*	*+2.2%*	*67.9%*	*+1.3*
Regional subsidiaries	*2,053*	*+1.1%*	*1,149*	*-1.5%*	*56.0%*	*-1.5*
Total Group	**122,748**	**+2.3%**	**92,726**	**+1.4%**	**75.5%**	**-0.7**
Total Air France	*118,309*	*+2.3%*	*90,108*	*+1.3%*	*76.2%*	*-0.7*
Total regional subsidiaries	*4,439*	*+3.4%*	*2,617*	*+2.8%*	*59.0%*	*-0.3*

Cargo operations

	Capacity (ATK)		Traffic (RTK)		Load factor	
	million	%	million	%	%	change
February 2004 / February 2003	663	+17.0%	433	+12.8%	65.4%	-2.5
11 months to 29 February 2004	7,730	+1.4%	4,926	-0.1%	63.7%	-0.9

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr
Website : www.airfrance-finance.com